[Reference Translation]

May 8, 2024

To Whom It May Concern:

Company Name:	TOYOTA MOTOR CORPORATION
Name and Title of Representative:	Koji Sato, President
(Code Number:	7203 Prime of Tokyo Stock Exchange and Premier of Nagoya Stock Exchange)
Name and Title of Contact Person	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Telephone Number:	0565-28-2121)

Opinion of the Board of Directors on the Shareholder Proposal

Regarding the agenda of the 120th Ordinary General Meeting of Shareholders scheduled to be held June 18, 2024 (the “General Meeting of Shareholders”), TOYOTA MOTOR CORPORATION (“TMC”) has received a document stating shareholder’s intentions to exercise their proposal rights. TMC hereby announces that at its Board of Directors meeting held today, it has resolved to add the proposal to the agenda of the General Meeting of Shareholders as “Proposed Resolution 4: Issuing annual report on the alignment with climate-related lobbying activities and the goals of the Paris Agreement)” and against the shareholder proposal.

1. Proposing Shareholders

Kapitalforeningen MP Invest

2. Details of the Proposal

It is proposed that the following provision be added to the Articles of Incorporation. The provision number will be decided by the Company.

“The Company shall issue a comprehensive and objective report annually (at reasonable cost, omitting proprietary information) describing if, and how, the Company’s climate-related lobbying activities (own direct and indirect through industry associations both in key markets) align, overall, with the goals of the Paris Agreement. The report should disclose any instances of misalignment with those goals, along with the planned actions to address these.”

3. Reason for the Proposal

The new provision in the Articles of Incorporation is intended to ensure that the Company makes robust disclosures, as part of its annual reporting, of (i) which lobbying activities directed at the issue of climate change the group companies are pursuing (whether directly or indirectly through influencing the legislative and administrative process or through public influence activities), and (ii) the extent to which these serve to reduce risks for the group companies from climate change and how they are aligned with the 1.5 degrees Celsius goal of the Paris Agreement of 12 December 2015.

The proposing shareholder recognizes and appreciates that the Company issued a third report on climate-related lobbying in January 2024; “Toyota’s Views on Climate Public Policies 2023”. However, like the second report, this report falls far short of investor expectations as set forth, for example, by the Climate Action 100+ Net Zero Company Benchmarks for Climate Policy Engagement. Using the CA100+ Benchmark criteria, the InfluenceMap January 2024 assessment of Toyota’s 2023 report found no improvement from the Company’s 2022 report, scoring it 21/100.

The proposing shareholder supports the Company in strengthening the Company’s disclosures in 1) scope, covering the Company’s own climate policy engagement activities and relevant associations in key global markets engaging on cli-mate change policies, and 2) rigour in the analysis of potential misalignment with the 1.5 degrees Celsius goal of the Paris Agreement.

Such disclosures could serve to mitigate reputational and other risks, including potential backlash from customers, business partners, employees and investors associated with the Company’s climate-related lobbying activities in recent years.

The proposing shareholder and like-minded institutional shareholders of the Company have engaged intensively and constructively with the Company since 2021 and encourage the Board of Directors to support and recommend a vote for this proposal.

4. Opinion of TMC’s Board of Directors

The Shareholder Proposal “Proposed Resolution 4: Partial Amendments to the Articles of Incorporation (Issuing annual report on the alignment with climate-related lobbying activities and the goals of the Paris Agreement)”

i.	Opinion of TMC’s Board of Directors

The board of directors is against this shareholder proposal.

ii.	Reason for the opinion

The Group considers climate change measures to be one of its important management tasks and is fully concentrated on realizing carbon neutrality by 2050. Furthermore, to ensure that as many of our stakeholders as possible understand our efforts, we strive to provide substantial information, referring to the standards set by major investors as well. We have had dialogue with the proposing shareholder more than 10 times (more than 20 times if you include email) over the past four years. In 2021, the Group was the first Japanese company to issue a report on the initiatives stated in this shareholder proposal, which is to issue annual report on the alignment with climate-related lobbying activities and the goals of the Paris Agreement. We are continuing to improve it each year based on feedback obtained through dialogue with the proposing shareholder and other investors. In the latest 2023 report, disclosed in January 2024, we made improvements such as doubling the number of reviewees (from 6 to 12 organizations) and adding a third-party evaluation to improve transparency, etc. In the 2024 report, we are proceeding with discussion to further improve transparency and comprehensiveness. In addition, we have provided information on our electrification-related announcements to provide an opportunity for a broad understanding of our multi-pathway strategy and its specific initiatives. Furthermore, as of May 2024, we are the only Japanese company that issues a report on our lobbying activities related to climate public policies.

Toyota’s Views on Climate Public Policies 2023

List of Improvements (2022 through 2024)

2022	Number of reviewees	:	Increased from 4 to 6 organizations
(2nd year)	Assessment criteria	:	Changed to the Sixth Assessment Report by the Intergovernmental Panel on Climate Change (IPCC)
	Other	:	Added Toyota’s stance on individual policies in Japan, the U.S. and Europe, updated its lobbying activities and recommendations related to climate public policies

2023	Number of reviewees	:	Increased from 6 to 12 organizations
(3rd year)	Assessment criteria	:	Changed to third-party evaluation to improve transparency, and streamlined matters to be assessed to six items including those that align with the Paris Agreement
	Other	:	Enhanced selection of case studies on lobbying in Japan and abroad

2024 (4th year)	Number of reviewees	:	Further examine selection criteria and expand reviewees
*planned	Assessment criteria	:	Improve the transparency of the third-party assessment
	Other	:	Enhanced statements on actions to address any instances of misalignment

As part of efforts to pass our beautiful “Home Planet” to the next generation, the Group has identified and is helping to solve issues faced by individuals and overall society, hoping to help reduce the negative impacts caused by these issues to people and the environment to zero. Additionally, we are also looking “Beyond Zero” to create and provide greater value by continuing to diligently seek ways to improve lives and society for the future. Our strong sense of will is the same as the proposing shareholder, investors, and all stakeholders. Ensuring that mobility aligns with the future of energy is an essential strategy in order to achieve carbon neutrality in the automotive industry. We believe that electricity and hydrogen will emerge as the primary energy sources sustaining society, but the paths to get there vary. Although energy policies may differ from country to country and it will take a considerable amount of time for renewable energy to become widespread, we must focus on moving away from our reliance on fossil fuels as soon as possible.

Widespread adoption of battery electric vehicles (BEVs) is promising means of reducing CO2 emissions on an even greater scale. However, there are still many obstacles. Countries and regions that have inadequate supplies of clean energy may continue to face a lack of charging infrastructure for decades to come. Furthermore, on-board batteries that are indispensable for BEVs use many lithium and other rare minerals. These are finite natural resources and there are also concerns that the development of mines will have a negative impact on nature. In order to popularize BEVs, the Group is focused on resolving these issues by streamlining the design structure of our BEVs while building an ecosystem that encompasses every stage from resource procurement to reuse and recycling of on-board batteries and promoting comprehensive efforts such as infrastructure development including other industries to supply good quality BEVs at affordable prices to customers.

Meanwhile, to achieve carbon neutrality, it is important to not only reduce CO2 emissions in new cars, but also to reduce CO2 emissions of vehicles already owned and used by customers in their daily lives. Toyota cars alone make up around 100 million of the vehicles currently in use globally, and replacing each and every one of them with BEVs is not a realistic expectation. However, one factor that does provide a glimmer of hope for the future is e-fuel, which is synthetic fuel produced from hydrogen. The Sixth Assessment Report by the Intergovernmental Panel on Climate Change (IPCC), an organization that scientifically assesses the latest insight gained worldwide, also states that sustainable biofuels, low-emissions hydrogen, and derivatives (including synthetic fuels) can support mitigation of CO2 emissions in land-based transport. Moving forward, the Group will continue to work with various public and private partners for the commercialization and spread of synthetic and other carbon-neutral fuels.

In short, the underlying concept of our multi-pathway strategy is staying committed to providing a variety of mobility options that are in tune with a diverse range of energy situations and customer needs, while also keeping an eye on the future of electricity and hydrogen. A wide range of vehicles, from passenger cars to commercial vehicles and from cars for mass-produced cars to luxury cars, are used in diverse situations, including not only urban areas but also countries and regions with underdeveloped infrastructure, especially in a severe environment, such as deserts and coal mines. In diversified markets of different countries and regions, there is no one-size-fits-all solution. Toyota therefore endeavors to propose various solutions and prepare as many options as possible for our customers. We believe this to be a realistic approach for moving closer to achieving carbon neutrality by 2050. The Group has supplied a full lineup of electrified vehicles such as BEVs, fuel cell electric vehicles (FCEVs), hybrid electric vehicles (HEVs) and plug-in hybrid electric vehicles (PHEVs) to date, selling 23.15 million electrified vehicles and contributing to the reduction of greenhouse gas (GHG) emissions by approximately 176 million tons since 1997. Furthermore, every year and in most jurisdictions, we have globally reduced average GHG emissions from new vehicles, making steady progress toward our targets to reduce emissions more than 33% in 2030 and more than 50% in 2035 (compared to 2019 levels), and to achieve carbon neutrality throughout the lifecycle by 2050.

To achieve carbon neutrality by 2050, the Group must embrace many challenges and take action. We believe that the role of cooperation that transcends industries and government and public policy is critical in achieving this goal. As a corporate citizen striving to be the “best in town”, the Group engages in public relations activities to ensure that public policy, societal needs, technology development, consumer needs, and the entire automotive industry are aligned to the greatest extent possible. For example, in Japan, we helped launch the Committee on Mobility under the Nippon Keidanren (Japan Business Federation) in 2022. In 2023, at a meeting with Prime Minister Kishida during his tour of Japan Mobility Show 2023, the Committee shared with the government the need to establish an investment environment to help place Japan’s mobility industry at the forefront of global competition and made specific requests for government support. These included establishing an investment environment to rival those of other countries, boosting investment in the small and midsized enterprises that underpin supply chains, and addressing antitrust-related issues affecting partnerships in green transformation investing. In the push to build cooperation systems that transcend industries to achieve carbon neutrality, the automotive industry has taken a leading role in campaigning for cross-industry activities that are centered on mobility. However, this type of initiative is still relatively unprecedented even on a worldwide scale. We will endeavor to showcase our efforts far and wide as a positive example of lobbying activities to achieve carbon neutrality in Japan, and gain the understanding of an even greater number of our stakeholders.

We will carry out a variety of carbon neutrality measures and public relations activities at countries that support them as we take resolute steps into the future where no answers are guaranteed.

On the other hand, the role of TMC’s Board of Directors to address these issues is to make flexible and varying decisions according to the circumstances at the time, make agile changes as required, and swiftly turn decisions into action. Thus, the ideal state of disclosure is subject to sudden change as well. Generally, the articles of incorporation are intended to define the basic details of a corporation and its operation, and is not for stipulating matters related to specific business execution such as those in this shareholder proposal. Therefore, we would like to maintain our current Articles of Incorporation.

Going forward, we will continue open dialogue on climate change measures with the proposing shareholders, other institutional investors and environmental NGOs to achieve carbon neutrality by 2050.